Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income tax expense	$4,154	$9,847	$5,189	$8,736	$4,463
Add:
Equity losses (earnings) of affiliates	34	(904)	(622)	(655)	(636)
Cash distributions received from affiliates	351	352	358	324	281
Fixed charges, excluding capitalized interest	1,264	1,303	1,267	1,217	1,186
Amortization of capitalized interest	26	30	40	42	37

Total earnings available for fixed charges	$5,829	$10,628	$6,232	$9,664	$5,331
Fixed charges:
Interest on debt and finance lease charges	$1,184	$1,198	$1,121	$1,063	$1,032
Capitalized interest	24	26	28	41	42
Interest element on rental expense	80	105	146	154	154

Total fixed charges	$1,288	$1,329	$1,295	$1,258	$1,228

Ratio of earnings to fixed charges	4.5	8.0	4.8	7.7	4.3